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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K  [ ] Form 20F  [ ] Form 11-K  [x] Form 10-Q  [ ] Form N-SAR


                   For Period Ended: June 30, 2006

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   NOCOPI TECHNOLOGIES, INC.

Address of Principal       9C Portland Road
Executive Office:          West Conshohocken, PA 19428

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

         [x] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         Registrant's continuing adverse financial condition and lack of sufficient financial resources has required Registrant to significantly limit both its internal staffing and its use of outside personnel. At the same time, the individuals customarily responsible for the preparation and review of Registrant's Quarterly Report on Form 10-QSB have been required to shift a portion of their attention and resources to other matters critical to Registrant's continuing business. As a consequence, the Company has been delayed in completing the preparation of the Report.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Rudolph Lutterschmidt      (610)                     834-9600
(Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [x] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report a net loss of approximately $52,700 and $133,000 for the second quarter and first half of 2006, respectively, compared to $41,400 and $129,200 in the second quarter and first half of 2005, respectively. The increase in the 2006 second quarter net loss was due primarily to compensation expense associated with the issuance of stock options to Directors and higher commissions offset in part by a higher gross profit and lower legal expenses. The increase in the first half 2006 net loss resulted primarily from a lower gross profit, higher stock option and commission expense offset in part by lower legal and patent related expenses.






NOCOPI TECHNOLOGIES, INC.
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(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                        By: /s/ Rudolph A. Lutterschmidt
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                                                 Rudolph A. Lutterschmidt,
                                                 Chief Financial Officer